Exhibit 12(b)

RATIO OF EARNINGS TO FIXED CHARGES (Unaudited)

Union Pacific Corporation and Subsidiary Companies

Millions, Except for Ratios for the Nine Months Ended September 30,	2011	2010
Fixed charges:
Interest expense including
amortization of debt discount	$431	$460
Portion of rentals representing an interest factor	101	102
Total fixed charges	$532	$562

Earnings available for fixed charges:
Net income	$2,328	$2,005
Equity earnings net of distributions	(28)	(38)
Income taxes	1,406	1,248
Fixed charges	532	562
Earnings available for fixed charges	$4,238	$3,777

Ratio of earnings to fixed charges	8.0	6.7

42